UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2020

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                       x                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1 and Exhibit No. 2, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295, 333-228294 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

Westpac has today provided an update on a reporting issue related to Threshold Transaction Reports (TTRs), described in Westpac’s 2020 Interim Financial Results on 4 May 2020.

Westpac’s 2020 Interim Financial Results noted that the Group had self-reported TTR issues to AUSTRAC, including TTRs filed with incomplete or inaccurate information as well as an estimated 60,000 to 90,000 TTRs that had not been reported to AUSTRAC.

Following further investigations and in response to a notice from AUSTRAC, Westpac has provided AUSTRAC with updated information relating to these TTR issues, including approximately 175,000 transactions that were not reported to AUSTRAC and approximately 365,000 TTRs that were reported to AUSTRAC but may have contained incomplete or inaccurate information.

A significant proportion of the potential reporting issues relate to a range of complex scenarios where the legislation requires Westpac to exercise judgement on how multiple transactions may be aggregated and whether a threshold transaction has actually occurred. Accordingly, not all of the above numbers may be breaches of the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth). Westpac continues to engage with AUSTRAC in relation to these TTR issues, and notes that the numbers above may change.

As previously disclosed, Westpac has been notified by AUSTRAC that it may amend its statement of claim to include allegations arising from its investigations into these TTR issues.

Westpac has further today announced it has created a new Group Operating Office, bringing together Group Operations and Group Technology, and has appointed Scott Collary to lead this division as Chief Operating Officer (COO).

Mr Collary is due to commence his role later this year, subject to regulatory approvals.

Westpac has also announced that Group Executive, Gary Thursby, has decided to leave the bank early next year.

In May Westpac announced the departure of Group Chief Information Officer (CIO) Craig Bright. Mr Bright’s last day with the bank will be 25 September, at which point Mr Thursby will act as CIO until Mr Collary commences.

Scott Collary has been Chief Information and Operations Officer, North America, Personal & Business Banking, Private Wealth and Global Asset Management at Bank of Montreal since 2018. Prior to this he was Chief Information Officer at ANZ and Chairman of ANZ Operations and Technology. Mr Collary was previously Chief Information Officer for Citigroup, North America for six years with responsibility for Consumer, Business, and Commercial technology and global remit over Consumer Cards, Risk, Collections and Enterprise Payments.

Index to Exhibits

Exhibit No.	Description

1	ASX Release --- Update on threshold transaction report filings

2	ASX Release --- Westpac announces new Chief Operating Officer

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘aim’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2020 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: July 28, 2020	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney